August 27, 2018

Folake Ayoola

Special Counsel

Office of Information Technology and Services

Securities and Exchange Commission

Washington, DC 20549

Re:	IIOT-OXYS, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed August 6, 2018 File No. 333-222311

Dear Ms. Ayoola:

We are in receipt of your letter dated August 22, 2018, setting forth certain comments to Amendment No. 4 to the Registration Statement filed on August 6, 2018 by IIOT-OXYS, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.	Revise to include a discussion of your liquidity and capital resources and results of operations for the full fiscal years. In this regard, we note that your previous Amendment No. 2 included such a discussion for your fiscal years ends that should remain within this filing. Refer to Item 303 of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 5 of the Form S-1 which, on page 16, included a discussion of the Company’s liquidity and capital resources and results of operations for the full fiscal years.

2.	We note your response to prior comment 3 and your revised disclosure that “our revenue for 2018 year to date is derived from two customers, namely Madison Electric and Gill Engineering.” Please revise to describe the nature and terms of these arrangements. Further, disclose the reasons for the increase in revenue and whether this trend will continue. Refer to Item 303 of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 5 of the Form S-1 which, on page 19, included a description of the nature and terms of the agreements with Madison Electric and Gill Engineering and disclosure of the reasons for the increase in revenue and whether the trend will continue.

Folake Ayoola

August 27, 2018

Index to Financial Statements, page F-1

3.	We note that you have provided financial statements as of March 31, 2018. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 5 of the Form S-1 which provides .

In addition to the above, the following updates have been made to the prior draft of the registration statement in order to reflect the changes made in the filing of the Quarterly Report on Form 10-Q filed on August 14, 2018 (the “10-Q”):

•	The stock quote on the first page of the prospectus was updated to August 14, 2018.
•	On page 13, under “Holders,” the date to determine the holders of our common stock was updated to August 27, 2018.
•	Various subsections beginning on page 14 under the section “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” were updated to reflect the disclosure in the 10-Q.
•	Exhibits 10.24 and 10.25 were incorporated by reference.

We hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:       Clifford L. Emmons, CEO